MAIL STOP 3720

February 21, 2007

Mr. Elie Saltoun
Chief Executive Officer
Lexicon United Incorporated
4500 Steiner Ranch Blvd., Suite #1708
Austin, Texas 78732

> **Re: Lexicon United Incorporated**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed January 22, 2007**
> **File No. 333-130271**
>
> **Form 10-KSB/A for the year ended December 31, 2005**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **Form 10-QSB for the quarter ended June 30, 2006**
> **Form 10-QSB for the quarter ended September, 30, 2006**
> **File No. 0-33131**

Dear Mr. Saltoun:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

1.   We note that you are registering the resale of 2,001,250 shares of common stock and, that of this amount, approximately 80% are held by affiliates. We further

note that the shares being offered constitute over 90% of the company's public float. We further note that certain of your selling shareholders have a history of engaging in reverse merger transactions with blank check companies and private operating entities as well as the fact that the stated purpose of this offering is to create a public market. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, this transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). As such, revise the registration statement to state that selling shareholders will offer their shares at a fixed price of $1.00 per share for the duration of the offering. Clarify on the cover page and throughout that the offering will terminate upon the earlier of disposition of the shares or the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act as set forth on page 14.

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- Any relationships among the selling shareholders; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

2. We note statements in your prospectus indicating that the company's securities cannot be sold pursuant to Rule 144 and that there is no market for the company's securities. Tell us in your response letter why Rule 144 is not available to investors and why the company has been unable to have a market maker file to have the company's securities quoted on the OTCBB.

3. As appropriate, please update your disclosure to either the most recent practicable date or to the end of the last completed fiscal year. For example, audited financial statements for the year ended December 31, 2006 are required.

<u>Prospectus Cover Page</u>

4.   The disclosure here indicates that the selling shareholders may be deemed to be underwriters. The disclosure in the third paragraph of the Plan of Distribution section on page 14 states that the selling stockholders <u>are</u> underwriters. The third sentence of the same paragraph on page 14 indicates that only certain selling shareholders will be underwriters. Please revise throughout to state that all selling shareholders are underwriters.

<u>Prospectus Summary, page 1</u>

5.   Please clarify your status as a SEC reporting company, including the date your reporting obligation commenced. In the section titled "Where You Can Find More Information," provide the information set forth in Item 101(c) of Regulation S-B, including the correct address of the Commission.

<u>Risk Factors, page 4</u>

6.   Expand your risk factor section to include these additional risk factors: the recoverability of assets located in a foreign jurisdiction; your history of losses; your auditors have issued you a going concern opinion; your CEO has no experience in the business of managing and servicing accounts receivables for financial institutions and will commit only 25% of his time to your business; and one of your officers has failed to date to pay a civil penalty in the amount of $55,000 in connection with certain federal securities law violations.

<u>Many of our clients are concentrated in the financial services sector…, page 5</u>

7.   Revise this risk factor heading to make clear that <u>all</u> your revenues are derived from clients in the financial services sector.

<u>Selling Stockholders, page 9</u>

8.   Clarify whether any of your selling shareholders are broker-dealers or affiliates of broker-dealers. The disclosure on page 10 refers to "registered" broker-dealers.

9.   Disclose the person(s) who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by Bemberg International Ltd.

10.   Provide us with the basis for the disclaimer of beneficial ownership in footnote 3.

Management, page 14

11.   Clarify to whom Mr. Nunez made unregistered distributions of securities and
        identify the registrant. Explain the capacity in which he served. In addition,
        highlight the fact that Mr. Nunez has not paid the $55,000 penalty and discuss
        what, if any, further actions have been taken against him to secure payment.

Executive Compensation, page 17

12.   Update the disclosure to the end of the last completed fiscal year. In doing so,
        revise the disclosure in accordance with the Commission's recent Executive
        Compensation and Related Person Disclosure release located
        http://www.sec.gov/rules/final/2006/33-8732a.pdf. See also Items 402 and 404 of
        Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management, page 19

13.   You indicate in footnote 2 that beneficial ownership was determined pursuant to
        Rule 13d-3(d)(1). Please revise this disclosure in accordance with the instructions
        to Item 403 of Regulation S-B, which do not reference Rule 13d-3.

Business, page 21

    14. We note your statement at page 21 that "for financial statement purposes, the
        acquisition was treated as occurring on January 1, 2006." It appears that you
        should have reflected the acquisition as of February 27, 2006 and consolidated
        ATN's results beginning on this date. Please revise or advise. In addition, please
        present pro forma financial statements for the nine months ended September 30,
        2006 reflecting the acquisition as if it occurred at January 1, 2005.

Management's Discussion and Analysis or Results of Operation, page 26

15.   Revise and update your overview so that it identifies the most important themes
        or other significant matters with which management is concerned primarily in
        evaluating your financial condition and operating results. Such topics could
        include:

        • the economic or industry-wide factors relevant to the company;

        • the company's success rate in securing receivables;

        • the percentage of the company's business attributable to charged-off
           receivables, semi-performing receivables and performing receivables;

- the company's dependence on only three customers and what it intends to do to secure additional customers and grow the business;

- the impact of existing as a public company with true operations, including both cost and management resources;

- the material opportunities, challenges and risks that management is most focused on for the short and long term, as well as actions that they are taking to address these opportunities, challenges and risks; and

- how you intend to eliminate the uncertainty of your ability to continue as a going concern.

These are just examples of how you can assist readers in evaluating your financial condition and operating performance and provide the context for management's discussion and analysis of your financial statements.

Results of Operations, page 26

16.   In providing updated disclosure for the 12 months ended December 31, 2006, ensure that the discussion addresses the underlying reasons for all material changes in your comparable results. For example, it is not sufficient to merely state that the increase in revenue is attributable to the inclusion of ATN's operations. Rather, you should focus on the material factors contributing to your financial results rather than the fact that you went from being a shell company to an operating entity. For example, for the periods presented, discuss the impact of the payment of legal fees in connection with your collections.

17.   Provide a discussion of your net loss for the appropriate periods and the reasons therefore.

Liquidity and Capital Resources, page [   ]

18.   Your liquidity discussion is generic and outdated. For example, you state that operations to date have been primarily financed by debt and equity transactions and that your future operations will continue to be dependent upon successful completion of additional equity financing. Revise, update and expand this disclosure to reflect the ATN acquisition, including its current and expected impact on your liquidity position.

19.   The penultimate paragraph states that your working capital will be sufficient to sustain operations at current levels for the next 12 months. This statement appears to contradict the disclosure in the first paragraph that future operations will be dependent upon completion of additional equity financing. Please

reconcile. In doing to, quantify your current working capital and provide the basis for your belief that it will be sufficient to sustain operations for the next 12 months. Allocate the amounts necessary over the next 12 months to cover all budgeted expenses deemed material. Discuss the anticipated milestones in implementing your plan of operation over the next 12 months and the time frame and cost for beginning and completing each milestone.

Financial Statements

Unaudited Financial Statements of Lexicon Incorporated and Subsidiary for the Nine Months Ended September 30, 2006 and 2005, page F-2

Note E – Goodwill Valuation, page F-8

20. Please disclose your acquisition of ATN Capital in the notes to the financial statements for the nine months ended September 30, 2006. Provide the disclosures required by paragraphs 51-55 of SFAS 141.

Financial Statements of ATN Capital E Participacoes, Ltda, page F-11

21. We note that you have restated the financial statements of ATN as of December 31, 2004 as compared to the financial statements that you filed in a Form 8-K dated February 27, 2006. Please tell us the reasons for the restatements and disclose the information required by paragraph 26 of SFAS 154. In addition, please label your financial statements as "restated" and ask your auditors to refer to the restatement in their report.

Part II

Signatures

22.   Update the date on which Mr. Saltoun is signing on behalf of the registrant.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368, or Bob Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Louis A. Bevilacqua, Esq.
Thelen Reid Brown Raysman & Steiner LLP
Fax: (202) 654-1804